United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale discontinues negotiations for the acquisition of Xstrata
Rio de Janeiro, March 25, 2008 — Vale informs that it put forward an indicative proposal to Xstrata Plc (Xstrata) that included a cash and shares offer for 100% of Xstrata which it believes would have created significant value for both sets of shareholders.
Given that an agreement was not reached, discussions between the parties have been discontinued.
For the purposes of Rule 2.8 of the City Code on Takeovers and Merger (the City Code), Vale reserves the right to announce an offer or possible offer or make or participate in an offer or possible offer for Xstrata and/or take any other action which would otherwise be restricted under Rule 2.8 of the City Code within the next six months in the event that: (i) an agreement or recommendation from the Board of Xstrata is forthcoming; or (ii) there is an announcement by a third party of a possible offer or a firm intention to make an offer for Xstrata or Xstrata announces that it has received an approach in relation to a possible offer from a third party; or (iii) Xstrata announces a “whitewash” proposal for the purposes of Rule 9 of the City Code or a reverse takeover; or (iv) there is a material change in circumstances.
For further information, please contact:
Vale:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
HSBC
Tel: +44 20 7991 8888
Adrian Coates
Jan Sanders
Lehman Brothers:
Tel: +44 20 7102 1000
William Vereker
Adrian Mee
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2008	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations